FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 25, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Director Declaration

The Royal Bank of Scotland Group plc (RBS) announces today that its Chairman Sir Philip Hampton will leave the company during 2015 after a suitable successor is appointed. Sir Philip has served as Chairman since February 2009 and his departure will be in line with his longstanding intention to serve in the role for between five and seven years.

RBS notes that it is being announced simultaneously that Sir Philip will be appointed to the Board of GlaxoSmithKline plc as a Non executive Director with effect from 1 January 2015 and will assume the role of Chairman from 1 September 2015.

Sir Philip said:

"It has been a privilege to serve as Chairman of RBS since 2009. I am looking forward to working with my colleagues in the months ahead as we work to implement the bank's strategy and continue to improve the support we provide to our customers."

The process for selecting the next Chairman of RBS is being managed by the Board's Nominations Committee.

Investor Relations  +44 20 7672 1758                                          MediaRelations          +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 September 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary